Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No.: 1-01105

Third-party quotes
News Now
Feb. 4, 2005

SBC & AT&T: what others are saying

As expected, our AT&T acquisition announcement generated lots of comments from industry analysts, business people, public officials and consumers. Here's a sample of what Americans from different regions and different backgrounds had to say about a historic deal:

"This could have the effect of rolling out "wow' technology nationwide over the next several years....There are too many companies selling everything. This is good for the industry because we want the companies in it to be healthy."
 —Jeff Kagan, telecommunications industry analyst

"Telecommunications is increasingly competitive and diverse. Far from threatening those trends, SBC's acquisition of AT&T merely underscores them. It should be approved by regulators without delay."
 —James Gattuso, Heritage Foundation

"Combining SBC and AT&T will clearly set the stage for tremendous enhancement in communications technology (and) undoubtedly help our local businesses become more competitive in a global economy."
 —Craig Coil, president, Economic Development Corporation of Decatur & Macon County (Illinois)

"Consumers have reaped the rewards of the rapid technological advances of recent years—Internet, Voice over IP, telephony, wireless and cable. It is essential to America's global competitiveness that we permit the industry to restructure in ways that help American carriers remain vibrant and healthy players in the world telecom market."
 —U.S. Congressman Pete Sessions (R-Texas)

"It is an historic announcement that will translate into new services and products for consumers. This is a classic example of a union that is greater than the sum of its parts."
 —Walter B. McCormick, Jr., President and CEO, United States Telecom Association

"We are quickly entering a new world of integrated communications companies that offer consumers a convenient bundle of voice, video and data."
 —Senator John Ensign, member, U.S. Senate Commerce Committee

"This merger makes good business sense and will strengthen our economy and help ensure the delivery of advanced telecommunications services. The sooner the merger is approved, the sooner the combined company will be able to bring consumers new services in a more cost-effective manner. This merger can only benefit consumers by creating more competition among cable, wireline, wireless, VoIP and other communications companies."
 —California State Assembly Speaker Fabian Núñez (D-Los Angeles)

"The merger is very positive (and) brings together a company better able to meet the needs of its customers and the business community as a whole."
 —Bill Thornton, president and CEO, Fort Worth Chamber of Commerce

"The next stage of industry growth will require enormous resources for research and development as well as the deployment of fiber and wireless networks by telephone, cable, power and wireless companies. We expect to see the emergence of a handful of market leaders that have the strength and ability to marshal these resources. This, in turn, will make way for the emergence of literally thousands of other successful broadband businesses, from commercial web sites and hosting services to music and entertainment."
 —Dennis C. Hayes, inventor of the PC modem and chairman of The US Internet Industry Association

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In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC's Internet site (www.sec.gov). These documents may also be obtained for free from SBC's Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.'s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC's directors and executive officers is available in SBC's proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.'s directors and executive officers is available in AT&T Corp.'s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC's and AT&T's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC's Web site at www.sbc.com/investor_relations.